

Lendsnap

Powering mortgage lending with unparalleled financial data access for lenders and their borrowers **Edit Profile**

$500	**$6,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Lendsnap is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Lendsnap without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Loan Origination Team Productivity Lift
25%

Monthly Loan Applications
145+

> Y Combinator alum and graduate of enterprise-focused Alchemist Accelerator

> Ranked as one of the top 25 startups transforming the mortgage industry by CB Insights; won Best in Show at the National Mortgage News Conference

> Currently used by 11 lenders and 40+ loan officers

> Customers include Get A Rate, LLC; Interactive Mortgage, BuyWise Mortgage, Primary Residential Mortage (Santa Rosa), LoanFlight Lending, Myprimehomeloan.com, Equity Mortgage Group, Access Mortgage Partners, Sign on the Line, LLC; cbLoans, Homebuyers Mortgage

> Loan processing and origination services represents a total addressable market of $4B+

> Round Size: US $2,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $6,000,000

> Target Minimum Raise Amount: US $350,000

> Offering Type: Side by Side Offering

We believe the largest financial asset market is ready for disruption.

SHARE

An expensive problem

Lenders will write $1.5T of home mortgages in 2017. But for every single borrower, they have to evaluate the ability to repay. That will cost the industry $15B of human labor. We talked to these humans. We learned they spend 1/3 of their time just asking other humans for documents and data that are almost universally available online. While the market is still making the transition to transactional data, Lendsnap is the only company bridging the present with the future by delivering original electronic documents and datasets. That means portfolios of our lender customers stay completely liquid in the secondary market. No one else can offer that today.

How we solve it

Lendsnap solves the financial data access problem for lenders and consumers. Our secure web app links to consumer accounts to gather pay stubs, W2-s, tax returns, and bank statements. We started in mortgage, which TechCrunch calls "the holy grail of lending". We power mortgage lending with all the documents and data needed to qualify borrowers. Through our web app and public API, we support traditional and online origination workflows to help lenders transition to electronic mortgage origination on their terms. We meet the market where they are today.

How the future looks

We are positioned to address a $4B market that is evolving rapidly right now. Mortgage underwriting rules are set in large part by FNMA and FMAC, the government sponsored entities (GSE's) that keep mortgage markets liquid. The pivotal sea of change happening right now is the transition from original electronic documents to transactional data sets. While the market is still figuring out how to access and use this new data, Lendsnap bridges the present with the future by delivering original electronic documents and datasets. Our competitors deliver data only but not the original electronic documents.

Customer Testimonials

"Lendsnap has improved our signed application conversion almost overnight because of its speed and ease of use. Once clients send us the documents and we can deliver a full pre-approval, they are more likely to stay with us and use us to satisfy their mortgage needs."

-Jared, Access Mortgage Partners

"Lendsnap has been a great tool. As a small broker shop, it was challenging to find a resource to obtain complete borrower documentation securely. Lendsnap provides a secure, convenient, and most importantly, a straightforward, simple interface for consumers to provide sensitive information quickly. With my branding incorporated, Lendsnap becomes an extension of my company. Thanks for everything."

-Jeff, Homebuyers Mortgage

Pitch Deck

Highlights   Overview
Product & Service   Team Story
Q&A with Founder   Term Sheet
Investor Perks   Financial Discussion
Market Landscape
Data Room
✉ SeedInvest

lendsnap™

Financial data access for lenders
and their borrowers

DOWNLOAD

‹   ›

Product & Service

Lendsnap instantly gathers the original borrower documents and data for lenders by linking to consumer financial accounts. We increase loan origination team productivity by 25%+ and save applicants several hours on each application as well.

Our intuitive and easy-to-use workflow makes it easy and safe for borrowers to submit and for loan officers to receive the necessary documents for lenders to make a credit decision. With quicker access to original source documents, lenders are able to provide faster service with less risk to their portfolios and the secondary market.

Our lender clients pay us to increase their throughput, enabling them to increase top line revenue by closing more loans. We charge $15/applicant/month on new business. Existing business is priced at $100/loan officer/month.

Launched in July 2016. Now processing 150+ applications per month at ten companies, customer testimonials. API documentation is available, integration to Ellie Mae Encompass complete.

As the only company delivering the right documents and data to originate non-agency loans such as VA, FHA, and subprime, we are able to work with all types of lenders. This market segment consistently represents 5-10% of total loan originations each year and is projected to grow in the near term due to rising rates. Furthermore, we are uniquely suited to serve mortgage brokers (12% market share) who have to remain flexible to the credit needs of their diverse borrowers. We are the only post-launch company that delivers actual electronic statements straight from source institutions, such as Bank of America, TurboTax, Chase, and hundreds more.

Tutorials:

1. Lendsnap Overview Tour -Our world class borrower experience designed by a Series C funded UX Director

2. How to link your accounts using Lendsnap- Account linking to gather original documents -where the magic happens!

3. What do the different colors mean? -How our UI guides the customer to next steps

4. How to upload a document on Lendsnap -Consumers can upload documents as well as link financial and employment accounts.

5. Document options - view/replace/delete/move -How consumers manage documents in Lendsnap

Gallery



SHARE























lendsnap Modernizing Mortgages
request invite
for lenders
for borrowers
New Users
Hello, welcome to your easiest mortgage ever!
Create Lendsnap Account
Existing Users
Email Address *
Password *
Keep me signed in
Forgot Password
Sign In

Lendsnap.

Highlights
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room

Overview
Team Story
Term Sheet
Financial Discussion

SeedInvest

Media Mentions

Team Story

Mike heard about Orion building Lendsnap to transform mortgage in October 2015 through a Berkeley Haas newsletter. As a loan officer manager with 14 years of experience, Mike could see that Lendsnap is building the future of lending and wanted to help drive this change. After sharing our visions for how significant the service could be, and lining up on go-to-market strategy, we got to work in November 2015. Orion knew Mike was the perfect partner because of his experience building origination teams and delivering mortgage software solutions at big four consulting firms. As a duo, they are unstoppable!

Meet the Founders

Orion Parrott
FOUNDER AND CEO

SHARE



Orion earned a Master of Science in Electrical Engineering that included machine learning, pattern recognition and classification, detection of signals in noise, and other applied math and physics courses. He led electronics manufacturing of radar amplifiers worth $25M annually. He started a biofuel cooperative in Boston in 2006 to convert diesel vehicles to run on recycled vegetable oil. Orion has programmed in C++ and Fortran, and helped design, develop, and test our nation's distributed missile defense system.

https://www.linkedin.com/in/lendsnap/



Mike Romano
FOUNDER AND VICE PRESIDENT OF BUSINESS DEVELOPMENT

Mike has originated thousands of loans and led origination teams at Wachovia, Wells Fargo, and other companies around California through good markets and bad. Mike has an excellent sense of dealing with enterprise customers and knows how to craft a deal that appeals to them, with defined implementation timeline and strategic scoping of projects. He is a master of SaaS and enterprise pricing with novel ideas that align with lender interests.

https://www.linkedin.com/in/mikerromano/

Key Team Members



Alain Kramar
SOFTWARE ENGINEER

Highlights

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room

SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion



Abby Walla
CUSTOMER SUPPORT



Pablo Feldman
SOFTWARE ENGINEER

SHARE









SM

Santiago Marin
QA AND TEST

Mizue Horiuchi
PRODUCT MANAGER

Notable Advisors & Investors

Highlights
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
SeedInvest

Overview
Team Story
Term Sheet
Financial Discussion

Y Combinator
Investor, not your average fixed point combinator

Orion Parrott

A

Alchemist



Cerium Technology

Investor, Our process focuses on exceptional companies with great people and products



Brad Flora



Jude Gomila

Highlights	Overview
Product & Service	Team Story
Q&A with Founder	Term Sheet
Investor Perks	Financial Discussion
Market Landscape	
Data Room	

✉ SeedInvest



Doug Duncan

Advisor, SVP and Chief Economist at Fannie Mae (FNMA)



Larry Fried

Advisor, Vice President, Investor Business Development at Ellie Mae



Eldon Klaassen

Advisor, Founder and Managing Director, Cerium Technology



Ash Rust

Advisor, Founder and CEO of SendHub, EIR at Trinity Ventures



Ray Sidney

Advisor, 2nd Google Engineer

✉ SeedInvest



Albert Chu

Advisor, CEO at Moff USA

Q&A with the Founder

Q: Has the company made any loans to any members?

Lendsnap: Technically speaking – Mike and I did this, this year. Mike and I began taking a small wage earlier this year; our tax advisor advised us to turn that into a loan from the company to us – which we are paying back month on month in 2017 – and that is because we did not file quarterly withholdings for ourselves; so, it was more tax advantageous to make that a loan. The total amount is about $40k in total.

Q: Can you give us an idea of you business model and your business strategy?

Lendsnap: We want to change the way that mortgages and lending is done for as many consumers as possible. That pushes our model to Saas for mortgage lenders – enterprise sales model so far and getting feedback from select customers that are the right early adopters. We released our draft API in July, so we have several significant clients that are reviewing and considering using us. We entered the market with small to mid sized mortgage lenders; and we're finding significant demand from larger players – who have more of an appetite to use the api. That's our strategy. Originally we had a concept of D2C – and someday we might come back to that – but for now we are able to achieve a lot of growth with switching to a B2B marketplace model. We're more concentrated now on the product that we have been building and rolling that out. What makes us different is the type of data that we collect on the lenders from the borrowers – which is getting the original statements directly from the institutions. Our competition is grabbing transactional data and then generating a verification of deposit based on that data – that data is also accepted now on large government sponsored secondary markets like Fannie Mae. Where we are unique and because we are getting the original sourced documents – there is a segment of the market which equals 5-10% of the total origination market every year on agency (Subprime, FHA and VA) which have to have original statements. That's a market that we have identified that we can uniquely target.

Q: Could you provide a breakdown of the product?

Lendsnap: We deliver it as an API or as a standalone web or mobile application. Our app runs in a mobile browser for borrowers. Lenders can trigger the borrower activates – basically inviting a borrower from their own loan origination activities. We can also do custom integrations as a way to raise early revenue – even though its not recurring revenue.

Q: Could you explain how you plan to scale following the raise?

Lendsnap: We still have a long way to go with Mike leveraging his extensive network that he has built over time (being in mortgage for 14 years) – building origination teams. Theres no one there who has open api's or even a web app that can be signed up for – or even a web app that can be used by every lender. We're raising money to add some engineering and add sales to increase our velocity for developing these new products. We want to add at least 2 engineers and some sales personnel. We want to be able to reach out to more clients. We want to be able to reach the largest lenders.

Q: Could you give us an idea of what your expectations are for exit opportunities?

Lendsnap: There have been several rollups lately in mortgage or lending software. Acquisition is the most likely vs an IPO – We look at loan origination software or possibly a lead gen software provider. Mostly lead gen and mortgage software fit well – they both tie into achieving Fannie Mae's mission.

Q: Can you walk me through the two revenue lines?

Lendsnap: One is recurring revenue from monthly license fees and then the implementation services, these are non-recurring origination fees that we see from time to time. This is where a customer wants some customization.

Q: In terms of hosting – why is August 2016 jumping up so suddenly?

Lendsnap: This is noise in our Amazon Web services bill. We were making configuration changes and that saw a small increase – but we were able to get that partially credited back.

Q: What are the volatile professional fees?

Lendsnap: These are primarily something call FOC auditing – these were important for us. They basically defined bank level security for our auditors. This is something that the American Society of CPAs perform – that accounts for about $12,500. That is something that a lot of clients want to see. We ended up doing this concurrently as we rolled out our original product. This is also an outside security consultant to advise and help us get up to speed and achieve compliance with those audits. Another charge is penetration and vulnerability testing.

Q: Why is your rent so low?

Lendsnap: We are subletting from one of Mikes friends.

Q: Please list any debt instruments (other than convertible notes) and the terms associated with these instruments.

Lendsnap: None except shareholder's loan to Mike and Orion mentioned previously, that is being repaid during 2017.

Q: Please detail any competitive advantages.

Lendsnap: We are uniquely positioned by having both standalone web/mobile apps as well as API offerings. We are a solution allowing lenders to get up and running in a single day. This gives us the speed to outpace our competitors. We will also be the first company (Q1) to offer both original qualifying documents and transactional data in a single platform.

Q: Please detail any barriers to entry.

Lendsnap: We have deep knowledge of the mortgage markets including connections and relationships built over a decade. Highly regulated industry where few outsiders dare to tread.

Q: Why do you not have any marketing spend?

Lendsnap: With the enterprise side – we've avoided any PR. We don't have a clear strategy and we need to add that in.

Q: In October 2016 – why is there a loan made by Orion parrot?

Lendsnap: I believe what happened is – some of that is to account for money I paid into the company, and we handled it differently over time. Initially, We initially put in about $120k. We deposited it to the bank account, so it was recorded as a loan, but what we did later was turn it into a SAFE. I'm not getting it paid back – but that is a SAFE that I hold along with everyone else. So we canceled that loan – it's a SAFE. The only debt that the company has is to our lawyers.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $350,000	US $350,000
Security type	Crowd Note	Crowd Note
Conversion discount	15.0%	15.0%
Valuation cap	US $6,000,000	US $6,000,000
Interest rate	3.0%	3.0%
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 26th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 26th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
CF Offering Cap	-	While Lendsnap is offering up to $2,000,000 worth of securities in its seed round, only up $1,000,000 of that amount may be raised through Regulation CF.

Highlights
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
SeedInvest
Overview
Team Story
Term Sheet
Financial Discussion

Use of Proceeds

If Minimum Amount Is Raised


Marketing
R&D
Sales Team

If Maximum Amount Is Raised



● R&D   ● Marketing   ● Sales Team

Investor Perks

Mortgage lenders investing $50K or more receive additional usage credits worth 20% of their investment.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. In the following paragraphs, we include a discussion of our financials, which have been reviewed by Artesian CPA, LLC (Independent Accountant's Review Report dated March 19, 2017).

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and 2015 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements. Lendsnap, Inc. began operations in January 2016 and began generating revenue in 2016. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

The company's Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenue of $5,700. For the year ended December 31, 2016 the company's cost of revenues totaled $39,771, for a gross loss of $34,071. We recognized no revenues in 2015.

The company's operating expenses consist of research and development, general and administrative, and sales and marketing. For the year ended December 31, 2016, the company's total operating expenses were $469,318. Total operating expenses in 2015 were $59,207.

As a result of the foregoing, our net losses for 2016 were $469,318 and for 2015 were $59,207.

Plan of Operations and Milestones

We have not yet commenced full-scale operations. We have established the following milestones in our plan of operations:

Our intended use of funds for this Offering is specifically to hire sales and engineering support, research and development, and marketing. We anticipate that our monthly employee expenses will increase to approximately $120,000 over the five-month period after this Offering.

Liquidity and Capital Resources; Future Trends

As of December 31, 2016, the company had approximately $181,938 in its checking account.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through our fundraising campaign, incurring additional debt through a financial institution, or the sale or merger of the company.

We anticipate that this Offering will expand the company's available cash resources. At the current average burn rate of approximately $25,000 per month, the company will have a runaway of approximately 40 months if we manage to raise our overallotment of $1,000,000.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

We currently have no indebtedness.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On January 30, 2015, we granted 4,000,000 shares of Common Stock to Orion Parrott in reliance on Section 4(2) of the Securities Act, for consideration of $400. The proceeds of this offering were used for general business purposes.

- On September 3, 2015, we granted 705,883 shares of Common Stock in reliance on Rule 701 of the Securities Act, for consideration of $7,058.83. The proceeds of this offering were used for general business purposes.

- In February and March 2016, three employees and consultants exercised options granted under the 2015 Equity Incentive Plan to purchase 22,133 shares of Common Stock in reliance on Rule 701 of the Securities Act, for consideration of $221.

- In March and May 2016, we granted two start-up accelerators a total of 411,404 shares of Common Stock for a total purchase amount of $4,114 as a part of the accelerators signing SAFE agreements with the company.

- On September 1, 2016, we granted 798,196 shares of Common Stock to Michael Romano in reliance on Section 4(2) of the Securities Act, for consideration of $7,981.96. The proceeds of this offering were used for general business purposes.

- In September 2015, the company issued a SAFE agreement for $25,000 in reliance on Section 4(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for general business purposes.

- In 2016, the company issued additional SAFE agreements for a total of $662,300 in reliance on Section 4(2) of the Securities Act, for consideration of $662,300. The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.



SHARE